UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Cushman & Wakefield plc

(Name of Issuer)

Ordinary Shares, $0.10 nominal value per share

(Title of Class of Securities)

G2717B108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2717B108	Schedule 13G	Page 2 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG GP A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 34,832,955 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 34,832,955 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,955 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (1)
12		TYPE OF REPORTING PERSON OO

(1) The calculation is based on a total of 225,756,656 Ordinary Shares (as defined below) outstanding as of November 1, 2022, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2022.

CUSIP No. G2717B108	Schedule 13G	Page 3 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 34,832,955 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 34,832,955 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,955 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (2)
12		TYPE OF REPORTING PERSON IN

(2) The calculation is based on a total of 225,756,656 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. G2717B108	Schedule 13G	Page 4 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 34,832,955 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 34,832,955 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,955 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (3)
12		TYPE OF REPORTING PERSON IN

(3) The calculation is based on a total of 225,756,656 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. G2717B108	Schedule 13G	Page 5 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jon Winkelried
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 34,832,955 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 34,832,955 (See Item 2(a))
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,955 (See Item 2(a))
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (4)
12		TYPE OF REPORTING PERSON IN

(4) The calculation is based on a total of 225,756,656 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. G2717B108	Schedule 13G	Page 6 of 10

Item 1	(a).	Name of Issuer: Cushman & Wakefield plc (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 125 Old Broad Street London, United Kingdom, EC2N 1AR
Item 2	(a).

Name of Person Filing:

This Amendment No. 3 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Island exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Island limited partnership, which is the managing member of TPG Asia VI SPV GP, LLC, a Cayman Island limited liability company, which is the general partner of each of (i) TPG Drone Investment, L.P., a Cayman Island limited partnership, which directly holds 24,270,071 Ordinary Shares, and (ii) TPG Drone Co-Invest, L.P., a Cayman Island limited partnership (together with TPG Drone Investment, L.P., the "TPG Funds"), which directly holds 10,562,884 Ordinary Shares.

Because of TPG GP A’s relationship with the TPG Funds, TPG GP A may be deemed to beneficially own the Ordinary Shares directly held by the TPG Funds. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owners of the Ordinary Shares held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.

CUSIP No. G2717B108	Schedule 13G	Page 7 of 10

Item 2	(d).	Title of Class of Securities: Ordinary Shares, $0.10 nominal value per share (“Ordinary Shares”).
Item 2	(e).	CUSIP Number: G2717B108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ___________________________

Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

CUSIP No. G2717B108	Schedule 13G	Page 8 of 10

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group

The TPG Funds entered into a Stockholders Agreement, dated as of August 6, 2018, with certain other holders (the “Holders”) of Ordinary Shares. Pursuant to the Stockholders Agreement, the TPG Funds and the Holders have agreed to, among other things, vote their Ordinary Shares to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TPG Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Ordinary Shares held by the TPG Funds and the Holders. Each Reporting Person and each TPG Fund disclaims beneficial ownership of the Ordinary Shares held by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G2717B108	Schedule 13G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name: Bradford Berenson
Title: General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of David Bonderman (5)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of James G. Coulter (6)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of Jon Winkelried (7)

(5) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(6) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(7) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. G2717B108	Schedule 13G	Page 10 of 10

Exhibit Index

Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.